August 12, 2019

Guy Bowker
Chief Financial Officer
Enstar Group LTD
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX, Bermuda

       Re: Enstar Group Limited
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 1, 2019
           File No. 001-33289

Dear Mr. Bowker:

        We have reviewed your July 26, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to the prior comment are to the comment in our July 12, 2019 letter.

Form 10-K for fiscal year ended December 31, 2018

Notes to Consolidated Financial Statements
10. Losses and Loss Adjustment Expenses
Loss Development Information
Disclosures of Incurred and Paid Loss Development, IBNR, Claims Counts and
Payout
Percentages, page 182

1. We acknowledge the information and additional disclosures provided in your response to our prior comment 1. Please address the following:
         Refer to the first bullet of our prior comment 1 and your proposed disclosure thereto on the top of page 4 of your response indicating that the increase (reduction) in estimates of net ultimate losses includes the net impact of commutations and policy
 Guy Bowker
FirstName LastNameGuy Bowker
Enstar Group LTD
Comapany NameEnstar Group LTD
August 12, 2019
Page 2
August 12, 2019 Page 2
FirstName LastName
             buybacks on the liability for losses and LAE reserves and reinsurance recoveries, upon completion of a commutation or policy buyback. In this regard, your disclosure beginning at page 186 of Note 10 and similar disclosure in MD&A discusses the causes of prior year development for each of the three years ended December 31,
             2016, 2017 and 2018 for the Non-life Run-off segment. At various places throughout those disclosures, you indicate commutations as one of the causes. With respect to those disclosures, provide us proposed revised disclosure quantifying the number of commutations and buy backs and their dollar impact on prior year development (i.e.
             what you refer to as "discount") for each of the three years. Refer to the fifth bullet of our prior comment 1 and your proposed disclosure thereto
             on page 9 of your response. Explain to us how determination of annual percentage payout of incurred losses for the Non-life Run-off segment based on the "number of years since the net loss and LAE reserves were acquired or assumed" complies with
             ASC 944-40-50-4G. In this regard, ASC 944-40-50-4G refers to "incurred" claims for purposes of reporting historical average annual percentage payout. Revise your proposed disclosure, as necessary.
             Similarly with respect to the fifth bullet of our prior comment 1 and to your proposed disclosure on page 9 of your response that "the annual percentage payout" for the
             Atrium and Star Stone segments is "based on the number of years that have lapsed since the initial date of loss of the reported claim," clarify for us whether this disclosure means that the payout percentages are based on "incurred" claims as opposed to reported claims and, as such, complies with ASC 944-40-50-4G. Revise your proposed disclosure, as necessary.
             Refer to the seventh bullet of our prior comment 1 and your proposed disclosure thereto regarding accident years older than 10 years at the top of page 9 of your response. You disclose that "due to data limitation issues impacting our legacy underwriting and claims systems for certain of our subsidiaries relating to the 20XX acquisition year loss development tables within our Non-life Run-off segment, changes in IBNR reserves are reflected as an immediate reduction in the acquired loss reserves in the year of acquisition." Since development appears to be reflected "as an immediate reduction in the acquired loss reserves in the year of acquisition," the line item for accident years older than 10 years within each development table does not appear to comply with ASC 944-40-50-4B. If you continue to believe that information for accident years older than 10 years is informative, we suggest that, within each table impacted, you clearly distinguish the line item for accident years older than 10 years from the line items of accident years of 10 years or less, and include a prominent reference therein to a note to the table. The note should clearly disclose: how you present development within the line item for accident years older than 10 years, the reason that the presentation in that line item does not comply with ASC 944-40-50-4B, and the reason you are presenting the line item. Other presentations of accident years older than 10 years could also be acceptable. As such, feel free to provide us other presentations for our consideration.
 Guy Bowker
Enstar Group LTD
August 12, 2019
Page 3

       You may contact Frank Wyman at 202-551-3660 or Jim Rosenberg at 202-551-3679
with any questions.



FirstName LastNameGuy Bowker                          Sincerely,
Comapany NameEnstar Group LTD
                                                      Division of Corporation
Finance
August 12, 2019 Page 3                                Office of Healthcare &
Insurance
FirstName LastName